UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Charm Communications Inc. Announces Unaudited Second Quarter 2012 Results

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: August 24, 2012

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited Second Quarter 2012 Results

Q2 agency turnover up 20.6% year over year

Q2 agency business revenues up 58.8% year over year

BEIJING, August 20, 2012 /PRNewswire-Asia-SecondCall/ — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•	Turnover in the second quarter of 2012 decreased 2.9% year over year to $195.4 million

•	Revenues for Charm’s advertising agency business grew 58.8% year over year to $9.8 million in the second quarter of 2012

•	Revenues for Charm’s media investment management business declined 58.9% year over year to $24.5 million in the second quarter of 2012 mainly due to a reduction in scale and changes in media assets

•	Revenues in the second quarter of 2012, as a result of the above, declined 46.5% year over year to $36.0 million

•	Gross profit for the second quarter of 2012 declined 40.1% year over year to $11.1 million due to lower contribution from the media investment management business

•	Net income for the second quarter of 2012 declined 92.8% year over year to $0.8 million

•

Non-GAAP net income, which excludes share-based compensation expenses, amortization of intangible assets and impairment on investments, declined 86.8% year over year to $1.5 million in the second quarter of 2012

•	Basic net income per American depositary share (“ADS”) for the second quarter of 2012 was $0.01, compared to $0.01 for the first quarter of 2012

•	Net cash flow from operations for the second quarter and first half of 2012 was positive

“Our core advertising agency business outperformed the overall market as a result of our offering more integrated advertising and digital solutions to our clients,” said Mr. He Dang, Charm’s founder, chairman and chief executive officer. “Although macro and regulatory challenges persist for our media business, we look to take advantage of opportunities in the current environment to build a long-term principal media business with sustainable growth and profitability.”

“Over the last few quarters, we have strengthened our executive management committee with key hires of well-respected industry veterans, who were brought in for their management skills and their ability to help build the platform we envision to sustain our growth. We will continue to invest in talent and infrastructure to support our long-term success,” concluded Mr. Dang.

Mr. Wei Zhou, Charm’s chief financial officer, added, “The volume of our agency business has grown substantially in the past two quarters with greater revenue contributions from our digital business. We will continue to invest in our business to capitalize on fast growing areas like sports marketing, search and online video.”

Second Quarter 2012 Results

Turnover (non-GAAP)

US$ mm	2Q12	2Q11	1Q12	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$195.4	$201.3	$210.4	-2.9%	-7.1%
Advertising agency	$170.9	$141.7	$188.2	20.6%	-9.2%
Media investment management	$24.5	$59.6	$22.2	-58.9%	10.3%
Branding and identity services	N/A	N/A	N/A	N/A	N/A

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 2.9% year-over-year decrease in total turnover was mainly due to the decrease in the media investment business as a result of dropping several media assets at the beginning of 2012 in order to modify the Company’s media inventory mix and reduce risks associated with uncertainties in the satellite market following regulatory changes that took effect at the start of 2012. The 7.1% quarter-over-quarter decrease in turnover was largely attributed to seasonal factors.

The 20.6% year-over-year increase in the advertising agency business, or agency business, turnover was mainly due to the increase in the number of new agency clients and the increase in advertising spending from existing agency clients. The 9.2% quarter-over-quarter decline in turnover was mainly attributed to slightly weaker CCTV demand in the second quarter due to seasonal factors.

The revenue extraction rate, which is defined as revenue divided by turnover, was 5.7% for the agency business, compared to 4.4% for the second quarter of 2011 and 5.5% for the first quarter of 2012. The increase in the revenue extraction rate was mainly due to increased advertising spending on non-CCTV media platforms, internet and satellite channels, which have a higher extraction rate relative to CCTV. Charm expects the revenue extraction rate to increase as the Company expands its full-service offerings across all media platforms under Charm Advertising and ramps up digital media offerings under Charm Interactive and Charm Click.

The 58.9% year-over-year turnover decrease (equivalent to GAAP revenue) in the media investment management business, or principal media business, which operates under the Shangxing Media brand, was mainly due to the dropping of several media assets in order to modify the Company’s media inventory mix and reduce risks associated with uncertainties in the satellite market following the aforementioned regulatory changes. The 10.3% quarter-over-quarter turnover increase in the principal media business was mainly due to the addition of Beijing Television’s sports channel, (“BTV-Sports”) in June 2012.

Revenues

US$ mm	2Q12	2Q11	1Q12	Y-o-Y %	Q-o-Q%
Total revenues	$36.0	$67.3	$33.5	-46.5%	7.3%
Advertising agency	$9.8	$6.2	$10.3	58.8%	-4.8%
Media investment management	$24.5	$59.6	$22.2	-58.9%	10.3%
Branding and identity services	$1.7	$1.6	$1.1	10.3%	60.8%

The changes in agency and principal media business revenues are consistent with the changes in turnover. The increase in branding and identity services is primarily due to increased client demand for creative services in the second quarter of 2012.

Gross Profit

US$ mm	2Q12	2Q11	1Q12	Y-o-Y %	Q-o-Q%
Cost of revenues	$24.9	$48.7	$23.7	-49.0%	4.9%
Gross profit	$11.1	$18.6	$9.8	-40.1%	13.1%
Gross margin	30.9%	27.6%	29.3%

Charm mainly attributes the year-over-year decrease in cost of revenues to the dropping of several media assets in order to modify the Company’s media inventory mix due to uncertainties in the satellite market following the aforementioned regulatory changes. The year-over-year decline in gross profit was due to a lower contribution from the principal media business. The quarter-over-quarter cost of revenues increase in the media investment management business was mainly due to the addition of a new media asset. The quarter-over-quarter gross profit increase was mainly due to the ramp-up of new media assets.

Operating Profit

US$ mm	2Q12	2Q11	1Q12	Y-o-Y %	Q-o-Q%
Total operating expenses	$10.7	$7.7	$9.5	38.6%	12.4%
Selling and marketing	$7.9	$5.8	$7.4	36.9%	6.6%
General and administrative	$2.8	$2.0	$2.1	43.6%	32.7%
Operating profit	$0.3	$10.9	$0.2	-97.6%	14.7%

The 36.9% year-over-year increase in selling and marketing expenses was primarily due to the continued investment in the Company’s digital business, including increased headcount at Charm Interactive and Charm Click. The 6.6% quarter-over-quarter increase in selling and marketing expenses was primarily due to more marketing events and increased business travel in the second quarter of 2012.

The 43.6% year-over-year increase in general and administrative expenses was mainly attributed to investment in infrastructure, including expansion of the Company’s office space with a new corporate headquarters in Beijing, to support long-term growth.

Net Income

US$ mm	2Q12	2Q11	1Q12	Y-o-Y %	Q-o-Q%
Non-GAAP net income*	$1.5	$11.7	$1.9	-86.8%	-16.7%
Net income	$0.8	$11.0	$0.8	-92.8%	-3.3%
Basic net income per ADS (US$)	$0.01	$0.28	$0.01
Fully diluted net income per ADS (US$)	$0.01	$0.26	$0.01

*	The Company’s non-GAAP net income excludes share-based compensation expenses, amortization of intangible assets and impairments on investments.

Each ADS represents two common shares. The weighted average number of shares used to compute basic net income per ADS for the second quarter of 2012 was 39,066,416. As of June 30, 2012, 38,849,753 ADS were issued and outstanding.

Cash Flows and Cash Position

Net cash flow from operations for the second quarter and first half of 2012 was positive. In the second quarter of 2012, the Company paid a dividend of approximately $12.6 million. As of June 30, 2012, the Company had cash and cash equivalents of $124.3 million, compared to $132.5 million at the end of the first quarter of 2012.

Customers

In the second quarter of 2012, Charm’s agency business had 165 advertisers, compared to 160 advertisers in the first quarter of 2012 and 143 advertisers in the second quarter of 2011.

In the second quarter of 2012, Charm’s principal media business had 207 advertisers, compared to 150 advertisers in the first quarter of 2012 and 290 advertisers in the second quarter of 2011.

Employee Headcount

As of June 30, 2012, the Company had 809 employees, compared to 764 employees as of March 31, 2012.

Recent Business Developments

In August 2012, Charm appointed Cathy Chen as president of the Company’s agency business. Ms. Chen will be responsible for Charm’s overall advertising agency business, which consists of three business units: Charm Advertising, Charm Interactive, and Charm Click. Ms. Chen has over 20 years of experience in multinational market operations and management, with particular expertise in the Chinese market.

In August 2012, Charm hired Leon Liu, former national planning director of Tudou, as general manager of Charm Interactive for eastern China. Mr. Liu previously served as the digital marketing director for Shanghai Volkswagen.

In May 2012, Charm launched two applications on Taobao’s open platform, Taokuaiche and Taokuaici, which help Taobao merchants manage their search advertising.

Charm won the following accounts in the second quarter of 2012:

•	Charm Advertising won the CCTV business for Wangfujing Department Store.

•	Charm Interactive won the digital marketing business for Longrich and Bosideng’s Snow Flying brand.

•	Charm Click won the search engine marketing businesses for Michelin, Redbaby, and Vanda Changbaishan Resort.

Business Outlook

US$ mm	3Q12E
Total revenues	$45.0 to $47.5
Non-GAAP net income*	$1.5 to $2.0

*	The Company’s non-GAAP net income excludes share-based compensation expenses, amortization of intangible assets and impairments on investments.

The Company bases these estimates on a foreign exchange rate of RMB6.30 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income,” which is defined as GAAP net income excluding stock-based compensation expenses, amortization of intangible assets and impairment on investments.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under U.S. GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income.” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time) on Tuesday, August 21, 2012.

Dial-in details for the conference call are as follows:

U.S.:	+1-718-354-1231
International:	+65-6723-9381
United Kingdom:	+44-20-3059-8139
Hong Kong:	+852-2475-0994
Passcode:	19886306

A replay of the call will be available from 11 a.m. August 21, 2012 until August 28, 2012 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	19886306

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com

Charm Communications Inc.

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	30-Jun-12	31-Mar-12	31-Dec-11
ASSETS
Current Assets
Cash and cash equivalents	124,322	132,480	139,406
Notes receivable	9,592	14,798	28,880
Prepaid expenses	77,868	92,529	106,393
Deposits	25,426	26,787	25,730
Accounts receivable	94,078	101,141	103,920
Amount due from related parties	955	1,715	3,494
Deferred tax assets	124	125	125
Other current assets	4,870	3,635	2,139

Total current assets	337,235	373,210	410,087

Fixed assets, net	6,870	5,770	4,344
Intangible assets, net	2,847	3,134	3,397
Investments under equity method	1,238	1,382	1,445
Goodwill	4,294	4,332	4,335
Other non-current assets	1,415	1,009	1,009

Total non-current assets	16,664	15,627	14,530

TOTAL ASSETS	353,899	388,837	424,617

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current Liabilities
Accounts payable (of which 6,208, 757 and 687, as of June 30, 2012, March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	44,165	50,923	63,141
Amounts due to related parties (of which 307, 310 and nil as of June 30, 2012, March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	7,099	7,119	4,460
Advances from customers (of which 1,631, 1,559 and 12,028 as of June 30, 2012, March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	51,914	64,479	85,720
Accrued expenses and other current liabilities (of which 3,589, 3,850 and 4,411 as of June 30, 2012, March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	16,679	16,951	22,876
Dividends payable (of which nil as of June 30, 2012, March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	—	12,556	—
Consideration payable (of which nil as of June 30, 2012, March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	2,787	2,812	2,813

Total current liabilities	122,644	154,840	179,010

Consideration payable (of which nil as of December 31, 2011, September 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	2,453	2,474	2,476

Total non-current liabilities	2,453	2,474	2,476

Total liabilities	125,097	157,314	181,486

Redeemable noncontrolling interest	4,991	4,744	4,723
Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8	8
Additional paid-in capital	102,788	104,335	116,637
Retained earnings	106,795	106,482	105,930
Accumulated other comprehensive income	11,291	13,258	13,384

Total Charm Communications Inc. shareholders’ equity	220,882	224,083	235,959

Noncontrolling interest	2,929	2,696	2,449

Total equity	223,811	226,779	238,408

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	353,899	388,837	424,617

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	June 30 2012	June 30 2011	March 31 2012
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	24,477	59,568	22,194
Advertising agency	9,793	6,165	10,283
Branding and identity services	1,711	1,551	1,064

Total revenues	35,981	67,284	33,541

Cost of revenues:
Media investment management	22,435	47,012	22,081
Advertising agency	1,174	716	982
Branding and identity services	1,245	972	638

Total cost of revenues:	24,854	48,700	23,701

Gross profit	11,127	18,584	9,840

Operating expenses:
Selling and marketing expenses	7,907	5,776	7,420
General and administrative expenses	2,823	1,966	2,127
Total operating expenses	10,730	7,742	9,547

Gain(Loss) from equity method investees	-132	44	-62

Operating profit	265	10,886	231

Interest income	570	644	645
Other expense	—	—	13
Income before income tax expense	835	11,530	863
Income tax expense	42	577	43

Net income	793	10,953	820

Net income attributable to noncontrolling interest	480	154	268
Net income attributable to Charm Communications Inc.	313	10,799	552

Net income(loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.01	0.28	0.01
Diluted	0.01	0.26	0.01
Shares used in computation of net income(loss) per ADS:
Basic	39,066,416	39,160,113	39,068,333
Diluted	40,952,959	41,015,064	40,900,414

Notes:
(1) Share-based compensation expenses during the period included in:
Cost of revenues	—	1	1
Selling and marketing expenses	330	450	535
General and administrative expenses	163	277	238

Total	493	728	774

	For the three months ended,
	June 30 2012	June 30 2011	March 31 2012
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	793	10,953	820
Other comprehensive income:
Change in cumulative foreign exchange translation adjustment	(1,967)	2,256	(126)

Comprehensive income	(1,174)	13,209	694

Less: Comprehensive income attributable to non-controlling interest	(233)	(154)	(247)
Less: Comprehensive income attributable to redeemable non-controlling interest	(247)	—	(21)

Comprehensive income attributable to Charm Communications Inc.	(1,654)	13,055	426

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	June 30 2012	June 30 2011	March 31 2012
Net income	793	10,953	820
Add back share-based compensation expenses during the related periods	493	728	774
Add back amortization on intangible assets	260	—	261

Non-GAAP net income	1,546	11,681	1,855

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	June 30 2012	June 30 2011	March 31 2012
Turnover (non-GAAP):
Media investment management	24,477	59,568	22,194
Advertising agency	170,904	141,690	188,162
Branding and identity services	N/A	N/A	N/A

Total turnover	195,381	201,258	210,356

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	5.7%	4.4%	5.5%
Branding and identity services	N/A	N/A	N/A

USGAAP Revenue:
Media investment management	24,477	59,568	22,194
Advertising agency	9,793	6,165	10,283
Branding and identity services	1,711	1,551	1,064

Total revenue	35,981	67,284	33,541